vnu

ADR file nr 82-2876

Press release

Date December 12, 2005

LEWIS NAMED U.S. HEAD OF VNU'S ACNIELSEN UNIT

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, announced today that John J. Lewis has been appointed president and CEO of ACNielsen U.S.A., a unit of VNU Marketing Information, effective January 9, 2006.

Lewis will be responsible for ACNielsen's U.S. business, the largest single market served by the global market researcher, which operates in more than 110 countries. He will be based in Schaumburg, Illinois, and will report to Steven M. Schmidt, who was recently named president and CEO of VNU Marketing Information on top of his existing role as global head of ACNielsen.

Lewis joins ACNielsen from Knowledge Networks, a venture-backed marketing information firm based in Menlo Park, California, where he served as president and CEO and led the company from start-up to profitability over the last four years. Before that, he was president and CEO of SMS Technologies, a Chicago-based packaging company serving the fast-moving consumer goods industry. Earlier, Lewis was executive vice president, marketing, for ACNielsen U.S. from 1994 to 1999, responsible for a new-product strategy that contributed to the company's U.S. turnaround. He began his career with The NutraSweet Company, Deerfield, Illinois, where he served in a variety of sales, marketing and general management positions. Lewis received his bachelor's degree from Princeton University, and his MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

"I am extremely pleased to welcome John Lewis back to ACNielsen," said Schmidt. "In his first tenure with the company, John reinvigorated our marketing and new-product development, launching services that today account for over 15% of our revenues in the U.S. I look forward to his continued strong leadership as he builds upon a solid record of growth and success in the U.S., and guides the organization to develop the next generation of business solutions to meet the rapidly changing needs of clients in this highly complex and competitive market."

Lewis succeeds Tim Callahan, former president of ACNielsen North America, who left the company in October. In his new role, Lewis will work closely with Pat Gardiner, president of ACNielsen Canada, who reports to Schmidt.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen

Press release

Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031